Exhibit 99.1

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco Tel: 317-6000

Lima, October 28, 2026

To:

Superintendencia del Mercado De Valores – SMV

Lima.-

Attention:

Mr. César Figueroa Benites

Acting General Intendant General Intendency of Conduct Supervision

Reference: Official Letter N° 5498-2026-SMV/11.1 (File N° 2026047826)

We address you regarding the reference Official Letter, through which Cementos Pacasmayo S.A.A. (the "Company") is required to disclose as a material event the documentation submitted to the Securities and Exchange Commission in relation to the U.S. Offer, as well as to address the other requirements contained in said Official Letter, attaching a copy thereof.

In response to your requirement, within the term granted under Official Letter N° 5498-2026-SMV/11.1, we hereby submit as a material event the response brief, which is included as an Annex to this communication, together with a copy of the aforementioned Official Letter.

Without further business, we remain yours faithfully,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Exchange Representative

Calle La Colonia N° 150,

Urb. El Vivero - Santiago de Surco Tel: 317-6000

To:

Superintendencia del Mercado De Valores – SMV

Lima.-

Attention:

Mr. César Figueroa Benites

Acting General Intendant General Intendency of Conduct Supervision

Reference: Official Letter N° 5498-2026-SMV/11.1 (File N° 2026047826)

Dear Sirs,

CEMENTOS PACASMAYO S.A.A. (the "Company"), with Single Taxpayer Registry (RUC) N° 20419387658, domiciled for these purposes at Calle La Colonia N° 150, district of Santiago de Surco, province and department of Lima, duly represented by Mr. José Félix Villafuerte Mendoza, identified with DNI N° 46787234, in his capacity as Stock Exchange Representative, respectfully state that:

On October 29, 2026, the Company was notified with Official Letter N° 5498-2026-SMV/11.1 ("Official Letter 5498") by which the General Intendency of Conduct Supervision (the "Intendency") of the Superintendence of the Securities Market ("SMV"), in relation to (i) the Subsequent Public Tender Offer formulated by Inversiones ASPI S.A. ("Aspi"), a subsidiary of Holcim Ltd. ("Holcim"), for the voting common shares of the Company (the "PTO"); and (ii) the simultaneous offer formulated by Aspi in the United States of America (the "U.S. Offer" and, together with the PTO, the "Offers"), required us to disclose as a material fact the documentation submitted to the Securities and Exchange Commission ("SEC") in relation to the U.S. Offer, explain the reasons why such documentation would not have been reported as a material fact, and report on any other information related to the subject matter of Official Letter 5498.

Response to the requirements of Official Letter 5498:

Within the granted term, we proceed to answer each of the requirements made in Official Letter 5498, in the order they were included:

1.	Disclose as a material fact the documentation submitted to the SEC in relation to the U.S. Offer, including the Schedule TO, the document titled "Offer to Purchase, dated October 22, 2026," and the other exhibits comprising said submission, attaching the corresponding documents and identifying their direct access links in the SEC's Electronic Data Gathering, Analysis, and Retrieval - EDGAR system.

As a preliminary matter, we clarify that the Company has indeed informed the market, through the material facts channel, of the existence, main terms, and means of access to the documentation of the U.S. Offer, according to the following detail:

Material event of October 21, 2026: the Company reported that it had been notified by Aspi, in its capacity as a subsidiary of Holcim and jointly and severally with it, about the formulation of the PTO and the U.S. Offer. In said material fact, it was reported, among other aspects, that (i) the U.S. Offer is made in compliance with Rules 14D and 14E of the U.S. Securities Exchange Act of 1934 (the "Exchange Act") and is directed at shareholders resident in the United States of America and at holders of American Depositary Shares ("ADS"), each representing five (5) shares, regardless of their place of residence; (ii) the U.S. Offer would commence on October 22, 2026, and expire at 4:00 p.m., New York City time, on November 20, 2026; (iii) the offered price is S/ 8.93 per share and S/ 44.65 per ADS, in cash, payable in United States dollars; (iv) through the Offers, Aspi seeks to acquire in aggregate up to 211,882,902 shares, representing approximately 49.99% of the Company's common shares; and (v) the Offer to Purchase and other documents related to the U.S. Offer are available to interested parties on the SEC website (www.sec.gov) and through Georgeson LLC, information agent for the U.S. Offer.

Material event of October 27, 2026: the Company reported that its Board of Directors approved (i) the reasoned report of the Board of Directors issued pursuant to Article 15 of the Regulations on Public Tender Offers and the Purchase of Securities by Delisting, approved by CONASEV Resolution No. 009-2006-EF/94.10 and its amendments, except for the provisions introduced by SMV Resolution No. 008-2026-SMV/01 which are not applicable (the "PTO Regulations"), which was attached in its entirety to said material fact; and (ii) the final content of the Schedule 14D-9 submitted by the Company to the SEC, identifying its direct access link. Notwithstanding the foregoing, in compliance with the Intendency's requirement, through this communication we inform that the documentation submitted by Aspi to the SEC in relation to the U.S. Offer, including the Schedule TO, the Offer to Purchase (dated October 22, 2026), and the other exhibits comprising said submission, can be consulted at the following direct access link of the SEC's EDGAR system:

https://www.sec.gov/Archives/edgar/data/1221029/000114036126040406/ny20083368x1_sctot.htm.

2.	Explain the reasons why Pacasmayo (controlled by ASPI and Holcim) did not report as a material event the documentation submitted to the SEC related to the U.S. Offer that has been disclosed on the SEC website as well as on Pacasmayo's website.

As detailed in the response to requirement 1 above, the Company timely communicated as a material event on October 21, 2026, the formulation of the U.S. Offer, its main terms and conditions (recipients, term, price per share and per ADS, payment currency, and maximum number of shares to be acquired in conjunction with the PTO), and the means through which interested parties could access the Offer to Purchase and the other documents of the U.S. Offer, including the SEC website. Furthermore, on October 27, 2026, the Company disclosed as a material event the report of its Board of Directors—which incorporates the Board's position regarding the U.S. Offer—and the direct access link to the Schedule 14D-9 submitted by the Company to the SEC.

In this sense, the information with significant influencing capacity linked to the U.S. Offer was made available to the Peruvian market through the material facts channel in a timely manner, without generating information asymmetry between the recipients of the PTO and those of the U.S. Offer.

Consequently, the Company has complied with its obligation to keep the market informed regarding the U.S. Offer and will continue to comply with said obligation, timely reporting, through the material facts channel, any modification, extension, or update to the documentation submitted to the SEC by Aspi and/or the Company in relation to the U.S. Offer.

3.	Indicate any other information related to the subject matter of this official letter.

To date, the Company does not have any additional information related to the subject matter of Official Letter 5498 other than that described in this communication and that previously reported as material facts.

Without further business, we remain yours faithfully.

Sincerely,

CEMENTOS PACASMAYO S.A.A.

José Félix Villafuerte Mendoza

Stock Exchange Representative

Annex 1: Copy of Official Letter N° 5498-2026-SMV/11.1

Copy of: Official Letter Nº 5498-2026-SMV/11.1

Digitally signed electronic document under Law N° 27269, Digital Signatures and Certificates Law, its Regulations, and amendments. The integrity of the document and the authorship of the signature(s) can be verified at https://apps.firmaperu.gob.pe/web/validador.xhtml

To:

Mr. Humberto Reynaldo Nadal Del Carpio

CEO

Cementos Pacasmayo S.A.A.

Calle La Colonia N° 150, urbanización El Vivero Santiago de Surco, Lima.

Ref.: File Nº 2026047826

I address you regarding the following offers formulated by Inversiones ASPI S.A. (hereinafter, ASPI), a subsidiary of Holcim Ltd. (jointly and severally liable) and controlling shareholder of Cementos Pacasmayo S.A.A. (hereinafter, Pacasmayo):

(i)	Subsequent Public Tender Offer to acquire voting common shares representing the share capital of Cementos Pacasmayo S.A.A. (hereinafter, Subsequent PTO).

(ii)	Public offer in the United States of America (hereinafter, U.S. Offer), which is being conducted simultaneously with the Subsequent PTO, to acquire shares issued by Pacasmayo owned by shareholders resident in the United States of America, as well as American Depositary Shares (ADS) each representing five (5) Pacasmayo shares.

Both offers are formulated for ASPI to acquire in aggregate a maximum number of 211,882,902 (two hundred eleven million eight hundred eighty-two thousand nine hundred two) voting common shares representing the share capital of Pacasmayo (in the case of the U.S. Offer, to acquire ADSs), which represent approximately 49.99% of the common shares of said issuer.

In this regard, within the framework of the supervisory actions deployed by the General Intendency of Conduct Supervision - IGSC, it has been noted that both on the website of the Securities and Exchange Commission - SEC¹ and on Pacasmayo's website² documentation related to the U.S. Offer is being disclosed that has not been disclosed by ASPI—in the informative prospectus of the Subsequent PTO submitted to the Superintendence of the Securities Market—nor by Pacasmayo under the material facts channel; furthermore, it has been noted that the documentation submitted to the SEC contains information on the background, terms, conditions, and procedures of the U.S. Offer, as well as details about its relationship with the Subsequent PTO being carried out in Peru, which is relevant for investors to evaluate the Subsequent PTO and make duly informed decisions, rendering it concerning the reasons why such information has not been timely disclosed to the Peruvian securities market in order to avoid information asymmetries among the recipients of the Subsequent PTO.

In this sense, pursuant to the provisions of Articles 9 and 27, numerals 27.1 and 27.3³, of the Regulations on Material Facts and Reserved Information, approved by SMV Resolution N° 005-2014-SMV/01 and its amendments, you are required to:

Disclose as a material fact the documentation submitted to the SEC in relation to the U.S. Offer, including the Schedule TO, the document titled "Offer to Purchase, dated October 22, 2026," and the other exhibits comprising said submission, attaching the corresponding documents and identifying their direct access links in the SEC's Electronic Data Gathering, Analysis, and Retrieval - EDGAR system.

Explain the reasons why Pacasmayo (controlled by ASPI and Holcim) did not report as a material fact the documentation submitted to the SEC related to the U.S. Offer that has been disclosed on the SEC website as well as on Pacasmayo's website.

Indicate any other information related to the subject matter of this official letter.

This requirement must be addressed within a maximum term of one (01) business day, counted from the business day following notification of this official letter, through the corresponding "Material Facts" route of the MVNet System, and a copy of this official letter must be attached. Likewise, your company is reminded that, in observance of the cited regulations, it must comply with its obligation to keep the market informed regarding any act, fact, or set of circumstances with significant influencing capacity, and must take the necessary measures to ensure full compliance with the obligations arising from the securities market regulations, as well as to address the requirements made by the Superintendence of the Securities Market; noting that the documentation related to the U.S. Offer—which is related to the Subsequent PTO—as well as its modifications, extensions, and other updates linked to said offer, constitute material facts.

Without further business, I remain yours faithfully.

Sincerely,

César Figueroa Benites

Intendente General (e)

Intendencia General de Supervisión de Conductas

JVB/MAD

BMP/JCG

CC:

Bolsa de Valores de Lima S.A.

Inversiones ASPI S.A.

Holcim Ltd.